[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: 212.859.8272 Fax: 212.859.4000 stuart.gelfond@friedfrank.com

August 27, 2014

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	Perrigo Company plc
Registration Statement on Form S-4
Filed August 15, 2014
File No. 333-198202

Dear Mr. Riedler:

This letter sets forth the response of Perrigo Company plc (the “Company” or “Perrigo”) to the comment letter, dated August 25, 2014, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) that was filed with the United States Securities and Exchange Commission (the “SEC”) on August 15, 2014.

In order to facilitate your review, we have repeated each comment in its entirety in italics in the original numbered sequence.

General

1.	We note that you are registering the exchange notes in reliance on our position articulated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

The Company has supplementally filed with the Staff as a correspondence the letter referenced in the Staff’s comment.

***

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company also acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, should you or any member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate call me at (212) 859-8272 or Todd W. Kingma at (269) 686-1941 at Perrigo.

Sincerely,

/s/ Stuart H. Gelfond

Stuart H. Gelfond

cc:	Daniel Greenspan, Securities and Exchange Commission
Scot Foley, Securities and Exchange Commission
Todd W. Kingma, Perrigo Company plc
James Larson, Perrigo Company plc

2